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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Austin, Stephen G
   11388 Sorrento Valley Road, Suite 200
   San Diego, CA   92121

2. Date of Event Requiring Statement (Month/Day/Year)
   03/13/2003

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   AVANIR Pharmaceuticals (AVN)

5. Relationship of Reporting Person to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

                   Table I   Non-Derivative Securities Beneficially Owned
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1)Title of Security                                          2)Amount of         3)   4)Nature of
                                                              Securities         D     Indirect
                                                             Beneficially        or   Beneficial
                                                                Owned            I    Ownership
-----------------------------------------------------------------------------------------------------
Class A Common Stock (1)                                       10,000            D     Direct

                                     Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable    3)Title and Amount of                   4)Conver-  5)Ownership  6)Nature of
                                and Expiration Date   Securities Underlying                    sion or     Form of      Indirect
                                 (Month/Day/Year)      Derivative Security                    exercise   Derivative   Beneficial
                                                                                              price of    Security     Ownership
                                 Date     Expira-                                 Amount or     Deri-     Direct(D)
                                 Exer-     tion                                   Number of    vative        or
                                cisable    Date              Title                 Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (2)       03/13/13    Class A Common Stock        25,000      $1.1600        D          Direct
(right to buy)

Explanation of Responses:

(1)
Represents the Company's grant of restricted stock for service on the Board of Directors. The restricted stock vests upon the earliest to occur of resignation, retirement or death.

(2)
On March 13, 2003, the reporting person became a director of Avanir Pharmaceuticals. Form 3 is filed to report shares of Class A Common Stock owned by the reporting person on the date he/she became a director.

Options vest as follows: 10,000 options vest immediately and the remaining 15,000 to begin vesting daily as of the first anniversary of the date of grant through the third anniversary of the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ By:  Gregory P. Hanson
    For: Stephen G. Austin
DATE 03/14/03

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